

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2020

John J. Haley
Chief Executive Officer
Willis Towers Watson Public Limited Company
Willis Towers Watson House
Elm Park
Merrion Road, Dublin 4 Ireland

> **Re: Willis Towers Watson Public Limited Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 11, 2020**
> **File No. 001-16503**

Dear Mr. Haley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on May 11, 2020

Scheme Consideration to WTW Shareholders, page 18

1. Please include here, and in the first Q&A on page 1, the value of the per share consideration to WTW shareholders at key dates relevant to the transaction, such as March 4, 2020, March 6, 2020 and a date closer to the date you begin to distribute your proxy statement to your shareholders.

Opinion of Goldman Sachs, page 96

2. Please indicate on page 22-23, under the "Opinion of ..." sections, if you intend to seek an updated fairness opinion from Goldman Sachs and Credit Suisse in light of the market fluctuations that have occurred as a result of the recent COVID-19 outbreak. If so, please indicate how you will provide shareholders with any such updated fairness opinion.

<u>Directors and Management of Aon Following the Transaction, page 109</u>

3.   Please describe the material terms of Mr. Haley's employment agreement for his position as Executive Chairman of Aon that will be in effect upon closing of the transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 or Michael Clampitt at (202) 551-3434 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance